UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-37814

OSISKO GOLD ROYALTIES LTD
(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Qc H3B 2S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements For the years ended December 31, 2019 and 2018
99.2	Management's Discussion and Analysis For the year ended December 31, 2019
99.3	Certification of Annual Filings Full Certificate - CEO
99.4	Certification of Annual Filings Full Certificate - CFO
99.5	News Release - Osisko Declares First Quarter Dividend
99.6	News Release - Osisko Reports 2019 Results and Provides 2020 Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO GOLD ROYALTIES LTD
(Registrant)

Date: February 19, 2020	By:	/s/ Sandeep Singh
Sandeep Singh
	Title:	President